FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

SECOND QUARTER AND HALF YEAR RESULTS 2013

London, 1 August 2013

Revenue in the second quarter declined by 4 percent at constant exchange rates (CER), as the impact from products with recent loss of exclusivity has moderated from the levels experienced in recent quarters.  Revenue for the rest of the portfolio was up 4 percent, fuelled by a double-digit increase from the five growth platforms.  The pipeline was further strengthened by the addition of three promising late-stage assets in core therapeutic areas of cardiovascular/metabolism and respiratory diseases.

Revenue for the second quarter was $6,232 million, down 4 percent at CER.

-Loss of exclusivity on several key brands accounted for approximately $500 million in revenue decline in the quarter.

-Five growth platforms (Emerging Markets, Japan, Brilinta, diabetes franchise and respiratory franchise) contributed more than $400 million in CER revenue growth in the second quarter.

Core operating profit in the second quarter was down 10 percent at CER to $2,056 million.

Core EPS was $1.20 in the second quarter, a 21 percent decline at CER, due to a higher tax rate.

-Core EPS in the second quarter 2012 benefited by $240 million ($0.19 per share) due to the tax settlement of a cross border transfer pricing issue.

Reported EPS in the second quarter was $0.66, down 44 percent at CER.

Acquisitions of Omthera Pharmaceuticals and Pearl Therapeutics and the recently announced collaboration with FibroGen add three late-stage assets to the pipeline.

Revenue guidance for the full year unchanged; with investment in growth platforms and acquired development projects, Core operating costs now expected to increase in the range of low-to-mid single digits at CER compared with 2012.

The New Drug Application for Forxiga (dapagliflozin) was filed with the US FDA in July 2013.

The Board has recommended a first interim dividend of $0.90.

Financial Summary
__________________________________________________________________________________________________________________________________________________________________________________
Group	2nd Quarter 2013 $m	2nd Quarter 2012** $m	Actual %	CER %	Half Year 2013 $m	Half Year 2012** $m	Actual %	CER %
Revenue	6,232	6,660	-6	-4	12,617	14,009	-10	-8
Reported
Operating Profit	1,200	1,868	-36	-32	2,597	4,028	-36	-31
Profit before Tax	1,086	1,745	-38	-33	2,390	3,780	-37	-32
Earnings per Share	$0.66	$1.26	-48	-44	$1.47	$2.53	-42	-38
Core*
Operating Profit	2,056	2,334	-12	-10	4,380	5,440	-19	-16
Profit before Tax	1,942	2,211	-12	-10	4,173	5,192	-20	-16
Earnings per Share	$1.20	$1.57	-23	-21	$2.61	$3.44	-24	-21

* **
Core financial measures are supplemental non-GAAP measures which management believe enhance understanding of the Company's performance; it is upon these measures that financial guidance for 2013 is based.  See Operating and Financial Review for a definition of Core financial measures and a reconciliation of Core to Reported financial measures.

Core results for 2012 have been restated according to the Group's updated definition of Core financial measures, which has been implemented with effect from the first quarter 2013 results.  Reported and Core results have also been restated to reflect adoption of the amendments to IAS 19 Employee Benefits, which is effective from 1 January 2013.

Pascal Soriot, Chief Executive Officer, commenting on the results, said: "We have made real progress in the second quarter against our strategic priorities despite the anticipated impact on revenue of the loss of exclusivity for some brands. We continue to invest in distinctive science, our pipeline projects, products and key markets and our five key growth platforms delivered a double-digit increase in revenue contribution. Despite the fostamatinib disappointment, the late-stage pipeline in our core therapy areas is growing, and has been further strengthened with the acquisitions of Omthera Pharmaceuticals and Pearl Therapeutics and the recently announced collaboration with FibroGen. In announcing the Cambridge Biomedical Campus as the location of our new UK strategic centre, we also reaffirmed our commitment to invest in research and development productivity."

Operating and Financial Review
__________________________________________________________________________________________________________________________________________________________________________________

All narrative in this section refers to growth rates at constant exchange rates (CER) and on a Core basis unless otherwise indicated.  Core measures, which are presented in addition to our Reported financial information, are non-GAAP measures which management believe useful to enhance understanding of the Group's underlying financial performance of our ongoing business and the key business drivers thereto.  Core financial measures are adjusted to exclude certain significant items, such as charges and provisions related to our global restructuring programmes, all intangible asset amortisation charges and impairments, except for IS-related intangibles, and other specified items.   More detail on the nature of these measures is given on pages 88 and 97 of our Annual Report and Form 20-F Information 2012.

Second Quarter

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2013	Restructuring	Intangible Amortisation	Intangible Impairments	Legal Provisions & Other	Core 2013	Restated Core 2012	Actual %	CER %
Revenue	6,232	-	-	-	-	6,232	6,660	(6)	(4)
Cost of Sales	(1,317)	86	126	-	-	(1,105)	(1,306)
Gross Profit	4,915	86	126	-	-	5,127	5,354	(4)	(2)
% sales	78.9%					82.3%	80.4%	+1.9	+1.1
Distribution	(76)	-	-	-	-	(76)	(75)	1	2
% sales	1.2%					1.2%	1.1%	-0.1	-0.1
R&D	(1,275)	62	5	168	-	(1,040)	(1,041)	-	1
% sales	20.5%					16.7%	15.6%	-1.1	-0.7
SG&A	(2,543)	160	223	-	(13)	(2,173)	(2,086)	4	6
% sales	40.8%					34.9%	31.3%	-3.6	-3.2
Other Income	179	-	39	-	-	218	182	20	19
% sales	2.9%					3.5%	2.7%	+0.8	+0.6
Operating Profit	1,200	308	393*	168	(13)	2,056	2,334	(12)	(10)
% sales	19.3%					33.0%	35.1%	-2.1	-2.3
Net Finance Expense	(114)	-	-	-	-	(114)	(123)
Profit before Tax	1,086	308	393	168	(13)	1,942	2,211	(12)	(10)
Taxation	(255)	(74)	(67)*	(39)	3	(432)	(218)
Profit after Tax	831	234	326	129	(10)	1,510	1,993	(24)	(22)
Non-controlling Interests	(8)	-	-	-	-	(8)	(7)
Net Profit	823	234	326	129	(10)	1,502	1,986	(24)	(22)
Weighted Average Shares	1,252	1,252	1,252	1,252	1,252	1,252	1,267
Earnings per Share	0.66	0.18	0.27	0.10	(0.01)	1.20	1.57	(23)	(21)

*	Intangible amortisation includes Merck related amortisation, of which $107 million carries no tax adjustment.

Revenue in the second quarter was down 4 percent at CER and declined by 6 percent on an actual basis as a result of the negative impact of exchange rate movements, chiefly the Japanese yen.  The revenue impact from products which have recently lost exclusivity amounted to around $500 million; this is less than half of the impact seen in the first quarter of 2013.  Revenue in the rest of the portfolio increased by 4 percent, fuelled by a double-digit increase for the five growth platforms.

US revenues were down 4 percent in the second quarter, largely driven by erosion of Seroquel IR following loss of exclusivity in March of last year.  There was good growth for the diabetes franchise (aided by the inclusion of Byetta and Bydureon revenues in the current period only), Brilinta and Symbicort.  The negative impact of US healthcare reform on second quarter revenue and costs was approximately $174 million.

Revenue in the Rest of World (ROW) was down 4 percent in the second quarter.  Revenue in Europe was down 13 percent, driven by the loss of exclusivity for Atacand, Nexium and Seroquel IR.  Revenue in Established ROW was down 6 percent, as declines in Canada and Australia (chiefly Crestor) were partially offset by a 10 percent revenue increase in Japan.  Revenue in Emerging Markets was up 12 percent; nearly half of this increase came from a 21 percent increase in China, coupled with a well-balanced 9 percent increase from other markets.

Core gross profit in the second quarter declined by 2 percent, somewhat less than the decline in revenue.  Core gross margin was 82.3 percent, 1.1 percentage points higher than last year, largely due to lower Core Merck expense as a result of the capitalisation of intangible assets following amendments to the Second Option made in 2012.

Expenditures in Core SG&A were up 6 percent.  Investments in support of growth platforms (particularly in Emerging Markets, Brilinta and the diabetes franchise) were only partially offset by benefits from restructuring and spending discipline in support of mature brands and in developed markets.  The excise fee imposed by the enactment of US healthcare reform measures amounted to 2.6 percent of Core SG&A expense in the quarter.

Core other income of $218 million was 19 percent higher than last year, including an increase in Pulmicort Respules royalty income.

Core Pre-R&D operating profit was down 6 percent to $3,096 million in the second quarter.  Core Pre-R&D operating margin was 49.7 percent of revenue, 1.6 percentage points lower than last year, as favourability from higher Core gross margin and Core other income was more than offset by the higher Core SG&A expense as a percentage of revenue.

Core R&D expense was up 1 percent in the second quarter to $1,040 million.  Spending on acquired or partnered products (such as lesinurad, the diabetes portfolio and the Amgen collaboration), the CAZ-AVI Phase III programme and close-down costs associated with fostamatinib were nearly offset by productivity savings and lower costs in other clinical programmes that have wound down.

Core operating profit in the second quarter was down 10 percent to $2,056 million.  Core operating margin was 33.0 percent of revenue, down 2.3 percentage points compared to last year, the result of the decline in Core Pre-R&D operating margin combined with higher Core R&D expense as a percent of revenue.

Core earnings per share in the second quarter were down 21 percent to $1.20; a significantly larger decline than for Core operating profit due to the higher tax rate compared with the second quarter last year.  Core EPS in the second quarter 2012 benefited by $0.19 due to the tax settlement of a cross border transfer pricing issue.

Reported operating profit in the second quarter was down 32 percent to $1,200 million; Reported EPS was down 44 percent to $0.66.  Core adjustments for restructuring, intangible amortisation and impairment charges were all higher than last year, and when applied to a lower baseline Core operating profit in 2013, they result in declines in Reported operating profit and EPS that are significantly higher than the percentage declines for their respective Core measures.

First Half

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2013	Restructuring	Intangible Amortisation	Intangible Impairments	Legal Provisions & Other	Core 2013	Restated Core 2012	Actual %	CER %
Revenue	12,617	-	-	-	-	12,617	14,009	(10)	(8)
Cost of Sales	(2,583)	98	244	-	-	(2,241)	(2,592)
Gross Profit	10,034	98	244	-	-	10,376	11,417	(9)	(7)
% sales	79.5%					82.2%	81.5%	+0.7	+0.9
Distribution	(153)	-	-	-	-	(153)	(151)	1	2
% sales	1.2%					1.2%	1.1%	-0.1	-0.1
R&D	(2,534)	353	10	168	-	(2,003)	(2,068)	(3)	(3)
% sales	20.1%					15.9%	14.8%	-1.1	-0.8
SG&A	(5,061)	400	446	-	(13)	(4,228)	(4,207)	-	2
% sales	40.1%					33.5%	30.0%	-3.5	-3.3
Other Income	311	-	77	-	-	388	449	(14)	(14)
% sales	2.5%					3.1%	3.2%	-0.1	-0.2
Operating Profit	2,597	851	777*	168	(13)	4,380	5,440	(19)	(16)
% sales	20.6%					34.7%	38.8%	-4.1	-3.5
Net Finance Expense	(207)	-	-	-	-	(207)	(248)
Profit before Tax	2,390	851	777	168	(13)	4,173	5,192	(20)	(16)
Taxation	(547)	(195)	(130)*	(39)	3	(908)	(802)
Profit after Tax	1,843	656	647	129	(10)	3,265	4,390	(26)	(23)
Non-controlling Interests	(9)	-	-	-	-	(9)	(9)
Net Profit	1,834	656	647	129	(10)	3,256	4,381	(26)	(23)
Weighted Average Shares	1,250	1,250	1,250	1,250	1,250	1,250	1,274
Earnings per Share	1.47	0.53	0.52	0.10	(0.01)	2.61	3.44	(24)	(21)

*	Intangible amortisation includes Merck related amortisation, of which $207 million carries no tax adjustment.

Revenue in the first half was down 8 percent at CER and declined by 10 percent on an actual basis as a result of the negative impact of exchange rate movements.  Loss of exclusivity on several key brands accounted for nearly $1.5 billion in revenue decline at CER compared with last year.  US revenue was down 11 percent; revenue in the Rest of World was down 7 percent.

Core gross margin was 82.2 percent, 0.9 percentage points higher than last year.

Expenditures in Core SG&A were 2 percent higher than the first half of last year, based on the increase in the second quarter of 2013.

Core other income in the first half was down 14 percent, with lower royalties from Zomig in the US the largest contributing factor.

Core Pre-R&D operating profit was down 13 percent to $6,383 million.  Core Pre-R&D operating margin was 50.6 percent of revenue, down 2.7 percentage points, largely the result of higher Core SG&A expense as a percent of revenue in the first half 2013, partially offset by the higher Core gross margin.

Core R&D expense in the first half was down 3 percent, as the 7 percent decline in the first quarter was partially offset by the 1 percent increase in the second quarter.

Core operating profit in the first half was down 16 percent to $4,380 million.  Core operating margin was 34.7 percent of revenue, down 3.5 percentage points.

Core earnings per share were $2.61, down 21 percent compared with the first half last year, with the larger decline compared with Core operating profit largely due to the tax settlement which benefited the second quarter 2012.  This unfavourable comparison arising from the tax rate was partially offset by the benefit of a lower number of shares outstanding and lower net finance expense in the first half compared with last year.

Reported operating profit in the first half was down 31 percent to $2,597 million; reported EPS was down 38 percent.  These are much larger declines compared with the respective Core financial measures.  Core adjusting items totalled $1,783 million this year compared with $1,412 million in 2012, and these are applied to a lower baseline Core operating profit and Core EPS in the current period.

Enhancing Productivity

The Company is making good progress in implementing the fourth phase of restructuring announced in the first quarter of 2013.  Restructuring charges of $308 million were taken in the second quarter.  The year to date total is $851 million out of an estimated $1.3 billion expected to be charged in 2013.

This phase of restructuring is expected to deliver benefits of $800 million per annum by the end of 2016, half of which should be realised by the end of 2014.

Finance Income and Expense

Net finance expense was $114 million for the second quarter 2013, versus $123 million in 2012. For the first half, net finance expense was $207 million, versus $248 million for the same period of 2012. Interest payable on defined benefit pension scheme liabilities fell by $10 million, and there were gains of $2 million on fair value recorded on long-term bonds in 2013, versus $8 million losses in 2012. Interest on long-term bonds for the half year was $11 million lower than the comparative period 2012.

Taxation

The Reported tax rate for the first half was 22.9 percent compared with 14.5 percent for the same period last year. The Reported tax rate for the quarter was 23.5 percent compared with 8.1 percent for the same period last year. The Reported tax rate for the second quarter of 2012 included an adjustment of $240 million in respect of prior periods following the settlement of a transfer pricing matter. Excluding this benefit, the effective tax rate for the first half of 2012 was 20.9 percent.

The Group's Reported tax rate for 2013 is still anticipated to be around 23 percent.

Cash Flow

Cash generated from operating activities was $3,804 million in the six months to 30 June 2013, compared with $2,791 million in the same period of 2012. Lower tax and interest payments partially offset the lower operating profit in 2013, which included higher non-cash costs, whilst a lump sum pension fund contribution drove higher outflows in the prior year.

Net cash outflows from investing activities were $1,238 million in the six months compared with a net inflow of $1,353 million in the first half of 2012. 2013 included $565 million on completion of the acquisition of Pearl Therapeutics in June. The comparative period of 2012 included a $2,805 million inflow from the maturity of short-term investments.

Net cash distributions to shareholders were $2,053 million, through the payment of the second interim dividend from 2012 of $2,296 million partially offset by proceeds from the issue of shares of $243 million.

Debt and Capital Structure

At 30 June 2013, outstanding gross debt (interest-bearing loans and borrowings) was $10,386 million (31 December 2012: $10,310 million). Of the gross debt outstanding at 30 June 2013, $1,880 million is due within one year (31 December 2012: $901 million).

Net debt of $990 million has decreased by $379 million during the first half of the year as a result of the net cash inflow as described in the cash flow section above.

Dividends

The Board has recommended a first interim dividend of $0.90 (59.2 pence, 5.92 SEK).  The amount of the dividend is a reflection of the Board's aim of setting the first interim dividend at around a third of the prior year dividend, which last year was $2.80.

The Board has adopted a progressive dividend policy, by which the Board intends to maintain or grow the dividend each year.  In adopting this policy, the Board recognised that some earnings fluctuations are to be expected as the Company's revenue base transitions through this period of exclusivity losses and new product launches.

The dividend cover target is two times Core earnings (ie, a payout ratio of 50 percent) in accordance with the new definition of Core financial measures that were adopted with effect from the first quarter 2013 results.  In the context of the earnings fluctuations that are to be expected as the Company's revenue base transitions through this period of exclusivity losses and new product launches, the Board recognises that dividend cover in any year is likely to vary from the two times target level through the investment cycle.

In setting the distribution policy and the overall financial strategy, the Board's aim is to continue to strike a balance between the interests of the business, our financial creditors and our shareholders. After providing for business investment, funding the progressive dividend policy and meeting our debt service obligations, the Board will keep under review the opportunity to return cash in excess of these requirements to shareholders through periodic share repurchases.

The Board has decided that no share repurchases will take place in 2013 in order to maintain the flexibility to invest in the business.

Shares in Issue

In the first half of 2013, 5.4 million shares were issued in respect of share option exercises for a consideration of $213 million.

The total number of shares in issue at 30 June 2013 was 1,252 million.

Future Prospects

As expected, the impact from the loss of exclusivity for several brands affected performance in the first quarter, and whilst this impact will be felt throughout the year, comparisons with prior year periods did moderate in the second quarter, a reflection that the 12 month anniversaries for generic competition for Seroquel IR in many markets, and for Crestor in Canada have been reached.  Whilst the revenue increase seen in Japan and in Emerging Markets in the quarter is a reflection of good growth in underlying demand, it is also somewhat flattered by soft comparisons with the second quarter last year - the destocking of Nexium in Japan and the impact of supply chain constraints in Emerging Markets.  For the full year the Company continues to anticipate a mid-to-high single-digit decline in revenue on a constant currency basis.

Productivity and efficiency programmes will continue to deliver their target levels of savings, providing the headroom to invest behind key growth platforms and progress the pipeline.  Core operating costs (combined Core R&D and SG&A expense) in the first quarter were 4 percent lower than last year, but this was largely a matter of phasing.  Core operating costs were up 5 percent in the second quarter, resulting in Core operating costs broadly flat for the half year.  We will continue to invest in our growth platforms, and the influx of projects acquired through business development is exerting an upward tension on Core R&D expenses in the second half.  For the full year, we now anticipate a low-to-mid single-digit increase in Core operating costs compared with 2012 on a constant currency basis.

With a revenue and cost profile in line with guidance, the Company continues to expect Core EPS to decline at a rate that is significantly higher than the decline in revenue in 2013.

Financial guidance for 2013 has been based on January 2013 average exchange rates for our principal currencies.  Whilst first quarter results were broadly in line with this currency assumption, movements versus guidance rates lowered Core earnings per share in the second quarter by around 2 percent, and may continue to impact Core EPS for the second half of the year if rates remain where they are.  Financial guidance takes no account of the likelihood that average exchange rates for the remainder of 2013 may differ materially from the rates upon which our financial guidance is based.  An estimate of the sales and earnings sensitivity to movements of our major currencies versus the US dollar was provided in conjunction with the Full Year 2012 results announcement, and can be found on the AstraZeneca website, www.astrazeneca.com/investors.

Related Party Transactions

There have been no significant related party transactions in the period.

Principal Risks and Uncertainties

It is not anticipated that the nature of the principal risks and uncertainties that affect the business, and which are set out on pages 76 to 85 of the Annual Report and Form 20-F Information 2012, will change in respect of the second six months of the financial year.

In summary, the principal risks and uncertainties listed in the Annual Report and 20-F Information 2012 are:

Product pipeline risks

Failure to meet development targets; difficulties of obtaining and maintaining regulatory approvals for new products; failure to obtain and enforce effective intellectual property protection; delay to new product launches; strategic alliances and acquisitions may be unsuccessful.

Commercialisation and business execution risks

Challenges to achieving commercial success of new products; illegal trade in our products; developing our business in Emerging Markets; expiry or loss of, or limitations on, intellectual property rights; pressures resulting from generic competition; effects of patent litigation in respect of intellectual property rights; price controls and price reductions; economic, regulatory and political pressures; biosimilars; increasing implementation and enforcement of more stringent anti-bribery and anti-corruption legislation; any expected gains from productivity initiatives are uncertain; changes in senior management, failure to attract and retain key personnel and failure to successfully engage with our employees; failure of information technology; failure of outsourcing.

Supply chain and delivery risks

Manufacturing biologics; difficulties and delays in the manufacturing, distribution and sale of our products; reliance on third parties for goods.

Legal, regulatory and compliance risks

Adverse outcome of litigation and/or governmental investigations; substantial product liability claims; failure to adhere to applicable laws, rules and regulations; failure to adhere to laws, rules and regulations relating to anti-competitive behaviour; environmental and occupational health and safety liabilities; misuse of social media platforms and new technology.

Economic and financial risks

Adverse impact of a sustained economic downturn; political and socio-economic conditions; impact of fluctuations in exchange rates; limited third party insurance coverage; taxation; pensions.

Research and Development Update
__________________________________________________________________________________________________________________________________________________________________________________

A comprehensive update of the AstraZeneca R&D pipeline is presented in conjunction with this Half Year 2013 results announcement, and is available on the Company's website, www.astrazeneca.com, under information for investors.

The AstraZeneca pipeline now includes 81 projects, of which 66 are in the clinical phase of development and 15 are either approved, launched or filed in at least one major market.  There are 8 new molecular entity projects currently in late stage development, either in Phase III or under regulatory review, including two from recent acquisitions.  In the first half of 2013, across the portfolio, 6 projects have successfully progressed to their next phase, 5 molecules entered first human testing and 10 projects have been withdrawn.

Developments since the first quarter 2013 update include:

Forxiga (dapagliflozin)

On 25 July 2013, AstraZeneca and Bristol-Myers Squibb announced that the US Food and Drug Administration (FDA) has acknowledged receipt of the New Drug Application (NDA) resubmission for investigational drug dapagliflozin for the treatment of adults with type 2 diabetes mellitus. The FDA assigned a new Prescription Drug User Fee Act goal date of 11 January 2014.

Onglyza

On 19 June 2013, AstraZeneca and Bristol-Myers Squibb announced top-line results of the Phase IV SAVOR-TIMI-53 (Saxagliptin Assessment of Vascular Outcomes Recorded in Patients with Diabetes Mellitus) clinical trial of Onglyza (saxagliptin). In this study of adult patients with type 2 diabetes with either a history of established cardiovascular disease or multiple risk factors, Onglyza met the primary safety objective of non inferiority, and did not meet the primary efficacy objective of superiority, for a composite endpoint of cardiovascular death, non-fatal myocardial infarction or non-fatal ischaemic stroke, when added to a patient's current standard of care (with or without other anti-diabetic therapies), as compared to placebo.

These preliminary SAVOR-TIMI-53 data are being analysed and the study results will be submitted to the European Society of Cardiology (ESC) for potential presentation at the ESC Congress in September.

Omthera Pharmaceuticals

On 28 May 2013, AstraZeneca announced that it had entered into a definitive agreement to acquire Omthera Pharmaceuticals, a specialty pharmaceutical company based in Princeton, New Jersey, focused on the development and commercialisation of new therapies for abnormal levels of lipids in the blood, referred to as dyslipidemia. The acquisition was completed on 18 July 2013.

The acquisition strengthens AstraZeneca's late-stage cardiovascular disease pipeline with the addition of Epanova, a novel omega-3 free fatty acid composition for which Omthera submitted a New Drug Application to the US Food and Drug Administration on 9 July 2013, seeking approval for the treatment of patients with very high triglycerides (≥500 mg/dL).

Upon completion of the acquisition, AstraZeneca acquired all of the outstanding shares of common stock of Omthera for $12.70 per share, or approximately $323 million. In addition to the cash payment, each Omthera shareholder will receive one Contingent Value Right (CVR) of up to approximately $4.70 for each share of common stock that they own, equating to approximately $120 million in total, if specified milestones related to Epanova are achieved, or if a milestone related to global net sales is achieved.

Pearl Therapeutics

On 10 June 2013, AstraZeneca announced that it had entered into a definitive agreement to acquire Pearl Therapeutics, a privately held company based in Redwood City, California, focused on the development of inhaled small-molecule therapeutics for respiratory disease.

The acquisition was completed on 27 June 2013.

The acquisition gives AstraZeneca access to a potential new treatment for chronic obstructive pulmonary disease (COPD), currently in late-stage development, and inhaler and formulation technology that provides a platform for future combination products.

Pearl's lead product, PT003, is a fixed dose combination of formoterol fumarate, a long-acting beta-2-agonist (LABA) and glycopyrrolate, a long-acting muscarinic antagonist (LAMA). LABA/LAMA combinations are expected to become an important new class of treatment for COPD. A global Phase III programme has been initiated and will test the improvement in lung function in individuals with moderate to severe COPD in response to PT003. PT003 is delivered by inhalation via a pressurised metered dose inhaler (pMDI) using Pearl's novel co-suspension formulation technology. This technology platform will allow AstraZeneca to explore combinations of existing and novel technologies, including a triple fixed dose combination (LABA/LAMA and inhaled corticosteroid) which could be accelerated into Phase II clinical development.

Under the terms of the agreement, AstraZeneca acquired 100 percent of Pearl's shares for initial consideration of $569 million.  In addition, deferred consideration of up to $450 million becomes payable if specified development and regulatory milestones in respect of any triple combination therapies and selected future products that AstraZeneca develops using Pearl's technology platform are achieved. Sales-related payments of up to a further $140 million are payable if pre-agreed cumulative sales thresholds are exceeded.

Agreement with NGM Biopharmaceuticals, Inc.

On 17 June 2013, AstraZeneca announced that MedImmune, its global biologics research and development arm, and NGM Biopharmaceuticals, Inc. have entered into an exclusive agreement to discover, develop and commercialise novel therapeutics from NGM's enteroendocrine cell (EEC) programme for the treatment of type 2 diabetes and obesity.

EECs represent less than 1% of all gastrointestinal (GI) cells, but produce virtually all of the known GI hormones, including GLP-1. EECs are an underexplored source of novel hormones that could play a major role in the positive and negative regulation of metabolism and glucose homeostasis. NGM has established a proprietary platform capable of isolating and analysing EECs in order to identify novel secreted peptide hormones that are potentially linked to the profound metabolic effects of bariatric surgery and serve as potential targets for the treatment of metabolic diseases.

MedImmune and NGM will jointly advance first-in-class peptide and antibody drug candidates based on the discovered EEC hormones. MedImmune will have the option to license in these EEC targets, and will be responsible for the global development, manufacture and commercialisation of compounds resulting from the collaboration.

Under the terms of the agreement, MedImmune will make an upfront payment and provide NGM research funding over the course of the collaboration. If certain development, regulatory and commercial milestones are achieved, NGM will be entitled to receive various payments, as well as royalties on worldwide product sales.

Fostamatinib

On 4 June 2013, the Company announced top-line results from OSKIRA-2 and OSKIRA-3, the remaining pivotal Phase III clinical trials investigating fostamatinib, the first oral spleen tyrosine kinase (SYK) inhibitor in development as an oral treatment for rheumatoid arthritis (RA).

The safety and tolerability findings for fostamatinib observed in the OSKIRA Phase III programme were generally consistent with those previously reported in earlier studies. The most commonly reported adverse events in the OSKIRA programme include hypertension, diarrhoea, nausea, headache and nasopharyngitis (common cold).

Based on the totality of results from the OSKIRA Phase III programme, including the data previously reported from OSKIRA-1, AstraZeneca has decided not to proceed with regulatory filings for fostamatinib. AstraZeneca will return the rights to the compound to Rigel Pharmaceuticals which will decide whether it will continue the ongoing studies and pursue regulatory filings.

As a result of this decision, AstraZeneca took a pre-tax impairment charge of $136 million to R&D expense in the second quarter of 2013 for the intangible assets relating to fostamatinib, which was excluded from Core financial measures.

Moxetumomab pasudotox

On 16 May 2013, the Company announced that MedImmune, AstraZeneca's global biologics research and development arm, has enrolled the first patient in the Phase III clinical trial for moxetumomab pasudotox. The trial is sponsored by the Cancer Therapy Evaluation Program (CTEP), a programme within the Division of Cancer Treatment and Diagnosis at the US National Cancer Institute, and will evaluate moxetumomab pasudotox as a potential treatment in adult patients with hairy cell leukaemia who have not responded to or relapsed after standard therapy.

Metreleptin

In June 2013, the US FDA accepted the filing and granted a Priority Review designation for metreleptin, an investigational agent for the treatment of metabolic disorders associated with inherited or acquired lipodystrophy, a rare disease estimated to affect a few thousand people around the world, often with an early age of onset. In July, the FDA notified the Company and its partner, Bristol-Myers Squibb, that it will require a three-month extension to complete its review of the data supporting the application. The PDUFA date is 24 February 2014.

Oncology collaboration with University of Cambridge and Cancer Research UK

On 9 July 2013, AstraZeneca announced that it has entered into an agreement with the University of Cambridge and Cancer Research UK for a two-year collaboration on three pre-clinical and clinical oncology projects. This agreement with world-leading medical research institutions based in Cambridge, UK, aims to advance cancer research through the study of tumour mutations and new investigational therapies in prostate, pancreatic and potentially other cancers.

The collaboration follows AstraZeneca's recent announcement that by 2016 its new UK-based global research and development centre and corporate headquarters will be located at the Cambridge Biomedical Campus. This alliance will bring together scientists from AstraZeneca's small molecule and MedImmune's biologics units and researchers across the region from the University, affiliated Institutes and the NHS, all of which are members of the Cambridge Cancer Centre.

Collaboration with FibroGen for FG-4592

On 31 July 2013, AstraZeneca and FibroGen announced that they have entered into a strategic collaboration to develop and commercialise FG-4592, a first-in-class oral compound in late stage development for the treatment of anaemia associated with chronic kidney disease (CKD) and end-stage renal disease (ESRD).

This broad collaboration focuses on the US, China and all major markets excluding Japan, Europe, the Commonwealth of Independent States, the Middle East and South Africa, which are covered by an existing agreement between FibroGen and Astellas Pharma Inc. The AstraZeneca-FibroGen joint effort will be focused on the development of FG-4592 to treat anaemia in CKD and ESRD, and may be extended to other anaemia indications.

FG-4592 is a small molecule inhibitor of hypoxia-inducible factor (HIF), a protein that responds to oxygen changes in the cellular environment and meets the body's demands for oxygen by inducing erythropoiesis, the process by which red blood cells are produced. FG-4592 has the potential to address the considerable unmet medical need for an effective treatment for anaemia that offers the convenience of oral administration and an improved safety profile as compared to current standards of care. At present, treatment options involve a combination of injectable erythropoiesis-stimulating agents (ESAs) and iron supplements. FG-4592 works through the body's natural oxygen-sensing and response system to help produce red blood cells. This can be compared to the body's natural response to conditions at high altitude, where oxygen levels are low, which is to produce more red blood cells.

The companies plan to undertake an extensive FG-4592 phase III development programme for the US, and to initiate phase III trials in China, with anticipated regulatory filings in China in 2015 and in the US in 2017.

AstraZeneca will pay FibroGen committed upfront and subsequent non-contingent payments totalling $350 million, as well as potential future development related milestone payments of up to $465 million, and potential future sales related milestone payments in addition to tiered royalty payments on future sales on FG-4592 in the low 20 percent range. Additional development milestones will be payable for any subsequent indications which the companies choose to pursue. AstraZeneca will be responsible for the US commercialisation of FG-4592, with FibroGen undertaking specified promotional activities in the ESRD segment in this market. The companies will also co-commercialise FG-4592 in China where FibroGen will be responsible for clinical trials, regulatory matters, manufacturing and medical affairs, and AstraZeneca will oversee promotional activities and commercial distribution.

Revenue
__________________________________________________________________________________________________________________________________________________________________________________

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated.

A full analysis of the Group's revenue by product and geographic area is shown in Notes 8 and 9.

	Second Quarter			First Half
	2013	2012	CER	2013	2012	CER
	$m	$m	%	$m	$m	%
Cardiovascular
Crestor	1,480	1,587	-4	2,803	3,087	-8
Onglyza	102	79	+28	192	151	+27
Byetta	53	-	n/m	95	-	n/m
Bydureon	32	-	n/m	59	-	n/m
Forxiga	3	-	n/m	4	-	n/m
Brilinta/Brilique	65	18	+282	116	27	n/m
Atacand	166	269	-37	334	586	-42
Seloken /Toprol-XL	183	208	-12	407	432	-6

Gastrointestinal
Nexium	1,023	949	+11	1,963	1,902	+5
Losec/Prilosec	121	195	-36	246	365	-30

Respiratory & Inflammation
Symbicort	842	795	+8	1,668	1,518	+11
Pulmicort	213	206	+4	446	433	+4

Oncology
Zoladex	263	275	+5	503	548	-1
Arimidex	83	147	-39	175	291	-36
Casodex	96	118	-7	188	231	-10
Iressa	156	154	+7	324	297	+13
Faslodex	173	161	+13	330	312	+9

Neuroscience
Seroquel	438	647	-31	887	1,785	-50
Seroquel IR	99	277	-62	226	1,031	-77
Seroquel XR	339	370	-8	661	754	-12
Vimovo	24	17	+50	44	33	+38

Infection and other
Synagis	11	55	-80	415	439	-5
Merrem	81	100	-18	149	200	-24
FluMist	2	2	-	7	4	+75

Cardiovascular

•
In the US, Crestor sales in the second quarter were $762 million, down 3 percent.  Total prescriptions for statin products in the US were flat in the second quarter compared to last year.  Crestor total prescriptions decreased by 8 percent, broadly in line with the first quarter performance, as switches from Crestor to generic atorvastatin have stabilised.  Crestor sales in the first half in the US were down 4 percent to $1,414 million.

•
Crestor sales in the Rest of World in the second quarter were down 6 percent to $718 million.  Sales in Canada were down 77 percent, reflecting the continued erosion following loss of exclusivity in April of last year.   Excluding Canada, Rest of World sales increased by 3 percent, driven by good growth in Japan (up 17 percent) and in Emerging Markets (up 19 percent).  Sales in Other Established ROW were down 25 percent ahead of the listing of generic products for reimbursement in Australia in June 2013.  Crestor sales in the Rest of World in the first half were down 11 percent to $1,389 million.

•
Alliance revenue from the Onglyza collaboration with Bristol-Myers Squibb was up 28 percent in the second quarter to $102 million, of which $75 million was in the US and $27 million in other markets.  Share of total prescriptions for the Onglyza franchise in the US has been stabilised following the decrease in the first quarter due to a decline in preferred reimbursement positions in some managed care formularies.  Market share was 16.0 percent in June, just 10 basis points lower than March 2013.  AstraZeneca's share of worldwide alliance revenue in the first half was $192 million, up 27 percent.

•
Sales of Forxiga were $3 million in the quarter and $4 million for the first half, reflecting the fact that the launch rollout in Europe is in its very early stages following approval in November 2012.

•
The Company's share of Byetta and Bydureon revenues was $85 million in the second quarter; comprised of $63 million in the US and $22 million in Rest of World, where the alliance assumed responsibility for promotion in April 2013.  As rights to the products were not acquired until the third quarter 2012, there were no revenues recorded in the second quarter of last year.  In the US, total prescriptions continue to grow for Bydureon (up 136 percent over second quarter 2012), but total prescriptions for Byetta continue to decline; as a result, total prescriptions for the exenatide franchise were down 5 percent.

•
Sales of Brilinta/Brilique were $65 million in the second quarter, up from $51 million in the first quarter 2013.  Sales in Europe were $38 million, well ahead of last year. Brilique is now at or approaching the number two position in volume share of the OAP market in the UK, Germany and Italy, and continues to make good progress in France.

•
Brilinta sales in the US in the second quarter were $16 million.  Sales in the second quarter last year were just $3 million, as launch stocks were still being drawn down.  Total prescriptions for Brilinta in the US in the second quarter 2013 were 33 percent higher than the first quarter 2013.  This sequential growth trend is not reflected in reported sales progression due to the recognition of some managed market adjustments to revenues that were taken in the second quarter this year.

•	US sales of Atacand were down 33 percent in the second quarter, to $24 million. Sales in the first half were down 33 percent to $51 million.
•
Atacand sales in other markets were down 37 percent to $142 million in the second quarter, largely due to the loss of exclusivity in Europe, where sales were down 56 percent.  Sales in the Rest of World in the first half were $283 million, down 44 percent.

•
US sales of the Toprol-XL product range, which includes sales of the authorised generic, declined by 57 percent in the second quarter to $31 million, largely the result of lower selling prices following the launch of a third generic product late last year.  Sales in the first half in the US were down 40 percent to $87 million.

•	Sales of Seloken in other markets in the second quarter were up 12 percent to $152 million on 13 percent growth in Emerging Markets. Sales in the first half were up 12 percent to $320 million.

Gastrointestinal

•
In the US, Nexium sales in the second quarter were $555 million, unchanged compared with the second quarter last year.  Dispensed retail tablet volume declined by around 9 percent, which was largely offset by a combination of inventory movements, some realisation of net price increases and a slight increase in non-retail channels. Nexium sales in the US in the first half were down 1 percent to $1,078 million.

•
Nexium sales in other markets in the second quarter were up 25 percent to $468 million.  Much of the growth came in Japan, where sales in the second quarter 2012 were only $1 million as launch stocks were still being worked down; nevertheless, underlying "in-market" demand growth was over 500 percent.  Emerging Markets also showed strong growth in the quarter, with sales up 28 percent.  Sales in Europe were down 24 percent, reflecting the continued effects of generic competition.  Nexium sales in other markets were up 13 percent in the first half to $885 million.

•	Losec sales in markets outside the US were down 37 percent in the second quarter to $112 million. Sales in the first half were down 31 percent to $230 million.

Respiratory and Inflammation

•
Symbicort sales in the US in the second quarter were $289 million, a 16 percent increase over last year.  Total prescriptions for Symbicort were up 16 percent compared to a 2 percent increase in the market for fixed combination products.  Symbicort share of total prescriptions for fixed combination products reached 24.1 percent in June 2013, up 1.8 percentage points since December 2012.  Market share of patients newly starting combination therapy has now reached an all-time high of 30.7 percent.  Symbicort sales in the US in the first half were up 24 percent to $576 million.

•
Symbicort sales in other markets in the second quarter were $553 million, up 4 percent.  Sales in Europe were up 2 percent.  Sales in Established Rest of World were up 2 percent; reported sales in Japan were up 7 percent, reflecting order patterns from our local partner; in-market demand is estimated to be up by more than 30 percent.  Sales in Emerging Markets were up 19 percent.  Symbicort sales in the Rest of World in the first half were up 5 percent to $1,092 million.

•	US sales of Pulmicort were down 7 percent in the second quarter to $56 million. Sales in the first half were up 2 percent to $118 million.
•
Pulmicort sales in the Rest of World were up 9 percent in the second quarter to $157 million, driven by a 29 percent increase in Emerging Markets.  Rest of World sales for Pulmicort in the first half were $328 million, 4 percent higher than the first half of 2012.

Oncology

•	Arimidex sales in the first half were $175 million worldwide, down 36 percent as sales continue to decline as a result of loss of exclusivity.
•
Sales of Casodex in the first half were $188 million, down 10 percent.  All but $1 million of these sales were in markets outside of the US.  Sales in Japan, which account for 58 percent of global revenue, were down 12 percent in the first half.

•
Iressa sales in the second quarter were up 7 percent to $156 million, as growth in Japan and Europe more than offset a slight decline in Emerging Markets in the quarter. Worldwide sales of Iressa in the first half increased 13 percent to $324 million.

•
Faslodex sales in the US in the second quarter were up 8 percent, to $81 million, reflecting an increase in the number of patients treated with Faslodex, as much of the uplift from adoption of the 500mg dose has been realised.  US sales in the first half were up 5 percent to $154 million.

•
Faslodex sales in the Rest of World were up 17 percent to $92 million in the second quarter, chiefly on growth in Emerging Markets and in Japan.  Sales in the Rest of World in the first half increased 12 percent to $176 million.

Neuroscience

•	In the US, sales of Seroquel IR in the first half were $4 million.
•
Sales of Seroquel XR in the US were $185 million in the second quarter, down 6 percent.  Total prescriptions were down 10 percent.  US sales for Seroquel XR in the first half were down 10 percent to $355 million.

•
Sales of Seroquel IR in the Rest of World were down 27 percent to $102 million in the quarter, primarily due to a 49 percent decline in Europe.  Sales in Established Rest of World were down 15 percent.  Sales in Emerging Markets were down 16 percent.

•
Sales of Seroquel XR in the Rest of World were down 11 percent to $154 million in the second quarter.  Sales in Europe were down 12 percent, where growth in France was more than offset by inroads from generic competition in Germany, Italy and the UK.  Sales in Emerging Markets were down 14 percent.

Infection and Other

•
Synagis sales in the second quarter were $11 million.  The second quarter is out of season for the US.  Outside the US, sales in the second quarter were $13 million, down 76 percent, which reflects the quarterly phasing of revenues related to shipments to AbbVie, our international distributor.

•	In line with the usual seasonality, there were $7 million in sales of FluMist in the first half.
•	Sales of Merrem in the first half were down 24 percent to $149 million as a result of generic competition in many markets.

Regional Revenue

	Second Quarter				First Half		% Change
	2013	2012	% Change		2013	2012
	$m	$m	Actual	CER	$m	$m	Actual	CER
US	2,252	2,339	-4	-4	4,697	5,259	-11	-11
Europe1	1,546	1,787	-14	-13	3,206	3,741	-14	-14
Established ROW2	1,059	1,284	-18	-6	2,009	2,522	-20	-12
Japan	657	723	-9	+10	1,206	1,321	-9	+7
Canada	162	286	-43	-42	332	663	-50	-50
Other Established ROW	240	275	-13	-12	471	538	-12	-12
Emerging Markets3	1,375	1,250	+10	+12	2,705	2,487	+9	+10
China	431	349	+23	+21	896	729	+23	+21
Total	6,232	6,660	-6	-4	12,617	14,009	-10	-8

1Europe comprises Western Europe and many markets that were formerly reported in Emerging Rest of World.
2Established ROW comprises Canada, Japan, Australia and New Zealand.
3Emerging ROW comprises all the remaining Rest of World markets, including Brazil, China, India, Mexico, Russia and Turkey.

•
In the US, revenue was down 4 percent in the second quarter, largely on the loss of exclusivity for Seroquel IR and further generic erosion of the Toprol-XL franchise.  Excluding these, the rest of the portfolio increased by 4 percent.  The inclusion of the Amylin diabetes products (current period only) accounted for $73 million of growth in the quarter, with Symbicort, Onglyza and Brilinta also contributing incremental revenue over last year.

•
Revenue in Europe was down 13 percent in the second quarter, driven by the loss of exclusivity for Atacand, Nexium and Seroquel IR, partially offset by growth for Brilinta, the diabetes franchise and Symbicort.

•
Revenue in Established ROW was down 6 percent in the second quarter.  Sales declines for Crestor were largely responsible for revenue declines in Canada and Other Established ROW.  Revenue in Japan was up 10 percent on strong sales growth for Nexium (flattered by a weak comparison with the second quarter last year), Crestor and Symbicort, partially offset by declines for Arimidex and Casodex due to loss of exclusivity.

•
Revenue in Emerging Markets was up 12 percent compared to a second quarter performance last year that was affected by supply chain issues.  Nearly half of the increase came from a 21 percent revenue increase in China; the other half from good growth in Latin America, Asia Pacific and the Middle East markets.  At the product level, Nexium, the respiratory franchise and Crestor provided 75 percent of the revenue increase.

Condensed Consolidated Statement of Comprehensive Income
For the six months ended 30 June	2013 $m	Restated* 2012 $m
Revenue	12,617	14,009
Cost of sales	(2,583)	(2,721)
Gross profit	10,034	11,288
Distribution costs	(153)	(151)
Research and development expense	(2,534)	(2,719)
Selling, general and administrative costs	(5,061)	(4,811)
Other operating income and expense	311	421
Operating profit	2,597	4,028
Finance income	29	18
Finance expense	(236)	(266)
Profit before tax	2,390	3,780
Taxation	(547)	(549)
Profit for the period	1,843	3,231

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit liability	(27)	(313)
Tax on items that will not be reclassified to profit or loss	10	42
	(17)	(271)
Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on consolidation	(352)	22
Foreign exchange differences on borrowings designated in net investment hedges	45	18
Fair value movements on derivatives designated in net investment hedges	59	-
Amortisation of loss on cash flow hedge	1	1
Net available for sale gains taken to equity	83	7
Tax on items that may be reclassified subsequently to profit or loss	(7)	(9)
	(171)	39
Other comprehensive income for the period, net of tax	(188)	(232)
Total comprehensive income for the period	1,655	2,999

Profit attributable to:
Owners of the parent	1,834	3,222
Non-controlling interests	9	9
	1,843	3,231

Total comprehensive income attributable to:
Owners of the parent	1,673	2,995
Non-controlling interests	(18)	4
	1,655	2,999

Basic earnings per $0.25 Ordinary Share	$1.47	$2.53
Diluted earnings per $0.25 Ordinary Share	$1.47	$2.53
Weighted average number of Ordinary Shares in issue (millions)	1,250	1,274
Diluted weighted average number of Ordinary Shares in issue (millions)	1,252	1,277

* Restatement relates to the adoption of IAS 19 (2011), see Note 1.

Condensed Consolidated Statement of Comprehensive Income
For the quarter ended 30 June	2013 $m	Restated* 2012 $m
Revenue	6,232	6,660
Cost of sales	(1,317)	(1,346)
Gross profit	4,915	5,314
Distribution costs	(76)	(75)
Research and development expense	(1,275)	(1,189)
Selling, general and administrative costs	(2,543)	(2,350)
Other operating income and expense	179	168
Operating profit	1,200	1,868
Finance income	7	11
Finance expense	(121)	(134)
Profit before tax	1,086	1,745
Taxation	(255)	(141)
Profit for the period	831	1,604

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit liability	33	(405)
Tax on items that will not be reclassified to profit or loss	(4)	96
	29	(309)
Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on consolidation	(33)	(99)
Foreign exchange differences on borrowings designated in net investment hedges	(19)	68
Fair value movements on derivatives designated in net investment hedges	1	-
Amortisation of loss on cash flow hedge	1	1
Net available for sale gains/(losses) taken to equity	32	(11)
Tax on items that may be reclassified subsequently to profit or loss	(15)	(14)
	(33)	(55)
Other comprehensive income for the period, net of tax	(4)	(364)
Total comprehensive income for the period	827	1,240

Profit attributable to:
Owners of the parent	823	1,597
Non-controlling interests	8	7
	831	1,604

Total comprehensive income attributable to:
Owners of the parent	828	1,228
Non-controlling interests	(1)	12
	827	1,240

Basic earnings per $0.25 Ordinary Share	$0.66	$1.26
Diluted earnings per $0.25 Ordinary Share	$0.66	$1.26
Weighted average number of Ordinary Shares in issue (millions)	1,252	1,267
Diluted weighted average number of Ordinary Shares in issue (millions)	1,254	1,269

* Restatement relates to the adoption of IAS 19 (2011), see Note 1.

Condensed Consolidated Statement of Financial Position
	At 30 Jun 2013 $m	Restated* At 31 Dec 2012 $m	Restated* At 30 Jun 2012 $m
ASSETS Non-current assets
Property, plant and equipment	5,665	6,089	6,047
Goodwill	9,958	9,898	9,887
Intangible assets	16,391	16,448	13,609
Derivative financial instruments	366	389	324
Other investments	238	199	167
Other receivables	552	352	-
Deferred tax assets	1,423	1,111	1,579
	34,593	34,486	31,613
Current assets
Inventories	2,089	2,061	2,039
Trade and other receivables	7,268	7,629	7,462
Other investments	839	823	1,555
Derivative financial instruments	4	31	8
Income tax receivable	942	803	1,072
Cash and cash equivalents	8,252	7,701	7,641
	19,394	19,048	19,777
Total assets	53,987	53,534	51,390
LIABILITIES Current liabilities
Interest-bearing loans and borrowings	(1,880)	(901)	(2,008)
Trade and other payables	(9,642)	(9,221)	(8,972)
Derivative financial instruments	(65)	(3)	-
Provisions	(619)	(916)	(1,083)
Income tax payable	(2,991)	(2,862)	(2,738)
	(15,197)	(13,903)	(14,801)
Non-current liabilities
Interest-bearing loans and borrowings	(8,506)	(9,409)	(7,310)
Deferred tax liabilities	(2,954)	(2,576)	(2,836)
Retirement benefit obligations	(2,263)	(2,271)	(2,529)
Provisions	(775)	(428)	(432)
Other payables	(880)	(1,001)	(1,248)
	(15,378)	(15,685)	(14,355)
Total liabilities	(30,575)	(29,588)	(29,156)
Net assets	23,412	23,946	22,234
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	313	312	315
Share premium account	3,746	3,504	3,328
Other reserves	1,973	1,960	1,971
Retained earnings	17,184	17,955	16,406
	23,216	23,731	22,020
Non-controlling interests	196	215	214
Total equity	23,412	23,946	22,234

* Restatement relates to the adoption of IAS 19 (2011), see Note 1.

Condensed Consolidated Statement of Cash Flows
For the six months ended 30 June	2013 $m	Restated* 2012 $m
Cash flows from operating activities
Profit before tax	2,390	3,780
Finance income and expense	207	248
Depreciation, amortisation and impairment	1,590	1,009
Decrease in working capital and short-term provisions	209	98
Non-cash and other movements	435	(516)
Cash generated from operations	4,831	4,619
Interest paid	(249)	(285)
Tax paid	(778)	(1,543)
Net cash inflow from operating activities	3,804	2,791
Cash flows from investing activities
Movement in short-term investments and fixed deposits	12	2,805
Purchase of property, plant and equipment	(231)	(259)
Disposal of property, plant and equipment	37	148
Purchase of intangible assets	(567)	(224)
Purchase of non-current asset investments	(13)	(5)
Disposal of non-current asset investments	-	25
Acquisitions of business operations	(565)	(1,187)
Interest received	58	71
Payments made by subsidiaries to non-controlling interests	(10)	(21)
Payments received by subsidiaries from non-controlling interests	41	-
Net cash (outflow)/inflow from investing activities	(1,238)	1,353
Net cash inflow before financing activities	2,566	4,144
Cash flows from financing activities
Proceeds from issue of share capital	243	252
Repurchase of shares for cancellation	-	(1,854)
Dividends paid	(2,296)	(2,505)
Hedge contracts relating to dividend payments	(71)	13
Repayment of obligations under finance leases	(12)	-
Movement in short-term borrowings	-	(62)
Net cash outflow from financing activities	(2,136)	(4,156)
Net increase/(decrease) in cash and cash equivalents in the period	430	(12)
Cash and cash equivalents at the beginning of the period	7,596	7,434
Exchange rate effects	(69)	(8)
Cash and cash equivalents at the end of the period	7,957	7,414
Cash and cash equivalents consists of:
Cash and cash equivalents	8,252	7,641
Overdrafts	(295)	(227)
	7,957	7,414
* Restatement relates to the adoption of IAS 19 (2011), see Note 1.

Condensed Consolidated Statement of Changes in Equity
	Share capital $m	Share premium account $m	Other reserves* $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 Jan 2012**	323	3,078	1,951	17,888	23,240	226	23,466
Profit for the period**	-	-	-	3,222	3,222	9	3,231
Other comprehensive income**	-	-	-	(227)	(227)	(5)	(232)
Transfer to other reserves	-	-	10	(10)	-	-	-
Transactions with owners:
Dividends	-	-	-	(2,495)	(2,495)	-	(2,495)
Issue of Ordinary Shares	2	250	-	-	252	-	252
Repurchase of Ordinary Shares	(10)	-	10	(1,854)	(1,854)	-	(1,854)
Share-based payments	-	-	-	(118)	(118)	-	(118)
Transfer from non-controlling interests to payables	-	-	-	-	-	(5)	(5)
Dividend paid to non-controlling interests	-	-	-	-	-	(11)	(11)
Net movement	(8)	250	20	(1,482)	(1,220)	(12)	(1,232)
At 30 Jun 2012**	315	3,328	1,971	16,406	22,020	214	22,234

	Share capital $m	Share premium account $m	Other reserves* $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 Jan 2013**	312	3,504	1,960	17,955	23,731	215	23,946
Profit for the period	-	-	-	1,834	1,834	9	1,843
Other comprehensive income	-	-	-	(161)	(161)	(27)	(188)
Transfer to other reserves	-	-	13	(13)	-	-	-
Transactions with owners:
Dividends	-	-	-	(2,371)	(2,371)	-	(2,371)
Issue of Ordinary Shares	1	242	-	-	243	-	243
Share-based payments	-	-	-	(98)	(98)	-	(98)
Transfer from non-controlling interests to payables	-	-	-	-	-	(1)	(1)
Dividend paid to non-controlling interests	-	-	-	-	-	(3)	(3)
Disposal to non-controlling interests	-	-	-	38	38	3	41
Net movement	1	242	13	(771)	(515)	(19)	(534)
At 30 Jun 2013	313	3,746	1,973	17,184	23,216	196	23,412

* Other reserves includes the capital redemption reserve and the merger reserve.

** Restated on adoption of IAS 19 (2011), see Note 1.

Responsibility Statement of the Directors in Respect of the Half-Yearly Financial Report

We confirm that to the best of our knowledge:

•      the condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union and as issued by the International Accounting Standards Board;

• the half-yearly management report includes a fair review of the information required by:
(a)
DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b)
DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the enterprise during that period; and any changes in the related party transactions described in the last annual report that could do so.

The Board

The Board of Directors that served during all or part of the six-month period to 30 June 2013 and their respective responsibilities can be found on pages 106 and 107 of the AstraZeneca Annual Report and Form 20-F Information 2012.

Approved by the Board and signed on its behalf by

Pascal Soriot
Chief Executive Officer
1 August 2013

Independent Review Report to AstraZeneca PLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2013 (but not for the quarter ended 30 June 2013) which comprises condensed consolidated statement of comprehensive income, condensed consolidated statement of financial position, condensed consolidated statement of cash flows, condensed consolidated statement of changes in equity and Notes 1 to 8. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Disclosure and Transparency Rules ("the DTR") of the UK's Financial Conduct Authority ("the UK FCA"). Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FCA.

As disclosed in Note 1, the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards ("IFRSs") as adopted by the European Union ("EU") and as issued by the International Accounting Standards Board ("IASB"). The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU and as issued by the IASB.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2013 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FCA.

Tony Cates

For and on behalf of KPMG Audit Plc

Chartered Accountants

15 Canada Square
London E14 5GL

1 August 2013

Notes to the Interim Financial Statements

1      BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements ("interim financial statements") for the six months ended 30 June 2013 have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union (EU) and as issued by the International Accounting Standards Board (IASB). The annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU and as issued by the IASB. As required by the Disclosure and Transparency Rules of the Financial Conduct Authority, the interim financial statements have been prepared applying the accounting policies and presentation that were applied in the preparation of the Company's published consolidated financial statements for the year ended 31 December 2012, except where new or revised accounting standards have been applied.

With effect from 1 January 2013, the Group adopted the amendments to IAS 19 Employee Benefits.  Under IAS 19 (2011), the Group determines net interest on the net retirement benefit obligation by applying the discount rate used to measure the retirement benefit obligations at the beginning of the annual period. Consequently, the net charge to 'finance expense' now comprises interest cost on the defined benefit obligation, interest income on plan assets and interest on the effect on the asset ceiling. Previously, the Group determined interest income on plan assets based on their long-term rate of expected return and recorded as 'finance income'.  As a result of applying the discount rate as detailed above, the prior period net finance expense has been restated to reflect a $36 million increase with an equal and opposite decrease recognised in other comprehensive income. The Group's net assets have reduced by $6 million on adoption of the amendments, as previously unrecognised past service costs, which were previously recognised over the remaining service life of the employees, are recognised retrospectively in retained earnings.

The Group has also adopted the amendments to IAS 1 Presentation of Items in Other Comprehensive Income issued in 2011, resulting in a change to the presentation of items within other comprehensive income.  In addition, effective 1 January 2013, the Group has adopted IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities and IFRS 13 Fair Value Measurement,  along with consequential amendments to IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures, and  amendments to IFRS 7 Financial Instruments: Disclosures on offsetting financial assets and liabilities, none of which have had an impact on the Group's net results, net assets or disclosures, other than additional information on financial instruments included in Note 6, arising from the adoption of IFRS 13 and its consequential impact on the disclosures required under IAS 34 Interim Financial Reporting.

The information contained in Note 7 updates the disclosures concerning legal proceedings and contingent liabilities in the Group's Annual Report and Form 20-F Information 2012.

The Group has considerable financial resources available. As at 30 June 2013, the Group has $9.4 billion in financial resources (cash balances of $8.3 billion and undrawn committed bank facilities of $3.0 billion which are available until April 2017, with only $1.9 billion of debt due within one year).  The Group's revenues are largely derived from sales of products which are covered by patents which provide a relatively high level of resilience and predictability to cash inflows, although our revenue is expected to continue to be significantly impacted by the expiry of patents over the medium term.  In addition, recent government price interventions in response to budgetary constraints are expected to continue to adversely affect revenues in many of our mature markets.  However, we anticipate new revenue streams from both recently launched medicines and products in development, and the Group has a wide diversity of customers and suppliers across different geographic areas.  Consequently, the Directors believe that, overall, the Group is well placed to manage its business risks successfully despite the current uncertain economic outlook.

On the basis of the above paragraph and after making enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, the interim financial statements have been prepared on a going concern basis.

The comparative figures for the financial year ended 31 December 2012 are not the Company's statutory accounts for that financial year.  Those accounts have been reported on by the Group's auditors and delivered to the registrar of companies.  The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

2      NET DEBT

The table below provides an analysis of net debt and a reconciliation of net cash flow to the movement in net debt.

	At 1 Jan 2013 $m	Cash Flow $m	Non-cash Movements $m	Exchange Movements $m	At 30 Jun 2013 $m
Loans due after one year	(9,347)	-	865	44	(8,438)
Finance leases due after one year	(62)	-	(7)	1	(68)
Total long term debt	(9,409)	-	858	45	(8,506)

Current instalments of loans	-	-	(784)	-	(784)
Current instalments of finance leases	(22)	12	(17)	1	(26)
Total current debt	(22)	12	(801)	1	(810)

Other investments - current	823	(12)	75	(47)	839
Net derivative financial instruments	417	71	(183)	-	305
Cash and cash equivalents	7,701	620	-	(69)	8,252
Overdrafts	(105)	(190)	-	-	(295)
Short-term borrowings	(774)	-	-	(1)	(775)
	8,062	489	(108)	(117)	8,326
Net debt	(1,369)	501	(51)	(71)	(990)

Non-cash movements in the period include fair value adjustments under IAS 39.

3      RESTRUCTURING COSTS

Profit before tax for the six months ended 30 June 2013 is stated after charging restructuring costs of $851 million ($308 million for the second quarter 2013).  These have been charged to profit as follows:

	2nd Quarter 2013 $m	2nd Quarter 2012 $m	Half Year 2013 $m	Half Year 2012 $m
Cost of sales	86	6	98	61
Research and development expense	62	136	353	581
Selling, general and administrative costs	160	63	400	265
Total	308	205	851	907

4      ACQUISITION OF PEARL THERAPEUTICS

On 27 June 2013, AstraZeneca completed the acquisition of Pearl Therapeutics.  Pearl is based in Redwood City, California and is focused on the development of inhaled small-molecule therapeutics for respiratory disease.  AstraZeneca acquired 100 percent of Pearl's shares for an upfront consideration of $569 million. In addition, deferred consideration of up to $450 million will become payable if specified development and regulatory milestones in respect of any triple combination therapies and selected future products that AstraZeneca develops using Pearl's technology platform are achieved. Sales-related payments of up to a further $140 million will become payable if pre-agreed cumulative sales thresholds are exceeded. Contingent consideration has been fair valued using decision tree analysis, with key inputs including the probability of success and consideration of potential delays to market.

In most business acquisitions, there is a part of the cost that is not capable of being attributed in accounting terms to identifiable assets and liabilities acquired and is therefore recognised as goodwill. In the case of the acquisition of Pearl, this goodwill is underpinned by a number of elements, which individually cannot be quantified. Most significant among these is the synergistic benefit generated by acquiring Pearl's workforce, whose skills and knowhow are critical to the best and most efficient completion of the ongoing development programmes.

Pearl's results have been consolidated into the Company's results from 27 June 2013. For the period from acquisition to 30 June 2013, Pearl had no revenues and its loss was immaterial.

For the six months ended 30 June 2013, Pearl had no revenues and its net loss was $32 million.

	Book value $m	Fair value adjustment $m	Fair value $m
Non-current assets
Intangible assets	-	985	985
Deferred tax assets	-	30	30
	-	1,015	1,015
Current assets	12	-	12
Current liabilities	(4)	-	(4)
Non-current liabilities
Deferred tax liabilities	-	(379)	(379)
	-	(379)	(379)
Total assets acquired	8	636	644
Goodwill			74
Fair value of total consideration			718
Less: fair value of contingent consideration			(149)
Total upfront consideration			569
Less: cash and cash equivalents acquired			(4)
Net cash outflow			565

5      ACQUISITION OF OMTHERA PHARMACEUTICALS

On 18 July 2013, AstraZeneca completed the acquisition of Omthera Pharmaceuticals, Inc.  Omthera is a specialty pharmaceutical company based in Princeton, New Jersey, focused on the development and commercialisation of new therapies for abnormal levels of lipids in the blood, referred to as dyslipidemia.  AstraZeneca acquired 100 percent of Omthera's shares for an upfront consideration of $323 million with up to $120 million in future development and approval milestones. Contingent consideration has been fair valued using decision tree analysis, with key inputs including the probability of success and consideration of potential delays to market.

Omthera's results will be consolidated into the Company's results from 18 July 2013. No amounts with respect to Omthera's operations or activities have been included in the Company's half year results ended 30 June 2013.

For the six months ended 30 June 2013, Omthera had no revenues and its net loss was $22 million.

	Book value $m	Fair value adjustment $m	Fair value $m
Non-current assets
Intangible assets	-	526	526
Deferred tax assets	-	18	18
	-	544	544
Current assets	67	-	67
Current liabilities	(10)	-	(10)
Non-current liabilities
Deferred tax liabilities	-	(216)	(216)
	-	(216)	(216)
Total assets acquired	57	328	385
Goodwill			-
Fair value of total consideration			385
Less: fair value of contingent consideration			(62)
Upfront consideration			323
Less: cash acquired			(63)
Cash outflow			260

6      FINANCIAL INSTRUMENTS

As detailed in our most recent annual financial statements, our principal financial instruments consist of derivative financial instruments,  other investments, trade and other receivables, cash and cash equivalents, trade and other payables, and interest-bearing loans and borrowings. As indicated in Note 1, there have been no changes to the accounting policies, including fair value measurement, for financial instruments from those disclosed on pages 148 and 149 of the Company's Annual Report and Form 20-F Information 2012. In addition, there have been no changes of significance to the categorisation or fair value hierarchy of our financial instruments. Financial instruments measured at fair value include $1,077 million of other investments, $2,021 million of loans, and $305 million of derivatives as at 30 June 2013. The total fair value of interest-bearing loans and borrowings at 30 June 2013, which have a carrying value of $10,386 million in the Condensed Consolidated Statement of Financial Position, was $11,291 million. As detailed in Note 4, contingent consideration arising on the acquisition of Pearl Therapeutics has been fair valued under Level 3 fair value methodology. For all other financial instruments which are carried at amortised costs, amortised cost approximates to fair value.

7      LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations relating to product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2012 (the "2012 Disclosures"). Unless noted otherwise below or in the 2012 Disclosures, no provisions have been established in respect of the claims discussed below.

As discussed in the 2012 Disclosures, for the majority of claims in which AstraZeneca is involved it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, AstraZeneca discloses information with respect only to the nature and facts of the cases but no provision is made.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, we record the loss absorbed or make a provision for our best estimate of the expected loss.

The position could change over time and the estimates that we have made and upon which we have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the 2012 Disclosures and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property.

Matters disclosed in respect of the first quarter of 2013 and April 2013

Patent litigation

Atacand (candesartan cilexetil)
Patent proceedings in the US
In March 2013, AstraZeneca received a Paragraph IV Notice Letter (Notice) from Sandoz Inc. related to Atacand. AstraZeneca is considering the Notice.

Crestor (rosuvastatin calcium)
Patent proceedings in the US
As previously disclosed, in January 2013, defendants Aurobindo Pharma Limited, Teva Pharmaceuticals USA, Inc., Mylan Pharmaceuticals Inc., Sun Pharmaceutical Industries, LTD., and, separately, Apotex Corp., filed petitions for rehearing and rehearing en banc of aspects of the US Court of Appeals for the Federal Circuit's December 2012 decision in favour of AstraZeneca. In February and March 2013, the Court of Appeals denied the petitions. In April 2013, AstraZeneca and Apotex, Inc (the Canadian affiliate of Apotex Corp.) jointly requested the US District Court in Florida to enter a stipulated order dismissing the claims and counterclaims in the case against Apotex, Inc.

As previously disclosed, a December 2012 trial took place in the US District Court for the District of Delaware in which AstraZeneca contended that a §505(b)(2) New Drug Application for rosuvastatin zinc tablets infringes the substance patent for Crestor tablets. On 25 March 2013, the parties entered into a settlement agreement resolving the litigation, and the case has been dismissed by consent judgment. Under the agreement, Watson Laboratories, Inc. and Actavis, Inc (together, Watson), and EGIS Pharmaceuticals concede that the Crestor substance patent is valid, enforceable and would be infringed by Watson's rosuvastatin zinc product and its rosuvastatin calcium product. The settlement agreement permits Watson to begin selling its generic version of Crestor and its rosuvastatin zinc product beginning 2 May 2016, at a fee to AstraZeneca of 39% of net sales of Watson's products until the end of paediatric exclusivity on 8 July 2016. The entry date could be earlier and the fees eliminated in certain circumstances.

Patent proceedings outside the US
As previously disclosed, in Australia in 2011 AstraZeneca instituted proceedings against Apotex Pty Ltd asserting infringement of various formulation and method patents for Crestor. In January 2012, AstraZeneca instituted similar proceedings against Watson Pharma Pty Ltd. and Actavis Australia Pty Ltd. On 5 March 2013, the Federal Court of Australia held all three patents at issue invalid. AstraZeneca has appealed the decision.

Losec/Prilosec (omeprazole)
Patent proceedings outside the US
As previously reported, in May 2012, in Canada, the Federal Court found AstraZeneca liable to Apotex Inc. for section 8 damages arising from notice of compliance proceedings that had been finally dismissed in December 2003.  In March 2013, AstraZeneca's appeal was dismissed.

Nexium (esomeprazole magnesium)
Patent proceedings in the US
In February 2013, AstraZeneca received a Paragraph IV notice letter from Watson Laboratories, Inc. (Watson), and in March 2013, AstraZeneca commenced a patent infringement action against Watson in the US District Court for the District of New Jersey regarding Watson's generic ANDA product.

Patent proceedings outside the US
In Canada, in March 2013, the Federal Court prohibited Ranbaxy Pharmaceuticals Canada Inc. from receiving a marketing authorisation for its esomeprazole magnesium product until June 2015.

As previously disclosed, in Australia in 2011, Ranbaxy Laboratories Ltd and Ranbaxy Australia Pty Ltd (together, Ranbaxy) filed an application for the revocation on the basis of invalidity of two Nexium patents (Australian patent No. 676337 and Australian Patent No. 695966) with the Federal Court of Australia. AstraZeneca cross-claimed for infringement of these patents and asserted infringement of a further Nexium patent (Australian Patent No. 695774). A trial was held during February and March 2013. AstraZeneca expects that a decision could be delivered on or before 1 May 2013.

Pulmicort Respules (budesonide inhalation suspension)
Patent proceedings in the US
On 1 April 2013, the US District Court for the District of New Jersey ruled that AstraZeneca's US Patent No. 6,598,603 is invalid and that the generic defendants involved in the litigation do not infringe a second patent, US Patent No. 7,524,834. AstraZeneca intends to appeal. On 2 April 2013, the Court granted AstraZeneca's motion and enjoined the generic defendants from entering the market until 12 April 2013 to allow AstraZeneca the opportunity to seek an injunction pending appeal in the Court of Appeals. AstraZeneca has filed a notice of appeal and a motion seeking an injunction pending appeal. On 10 April 2013, the Court of Appeals extended the injunction period until its ruling on AstraZeneca's motion.

Seroquel IR (quetiapine fumarate) and Seroquel XR (quetiapine fumarate)
Patent proceedings in the US
In February 2013, the US Court of Appeals for the Federal Circuit affirmed the March 2012 decision of the US District Court for the District of New Jersey that the Seroquel XR formulation patent is valid and infringed.

In February 2013, AstraZeneca settled its patent infringement action against Torrent Pharmaceuticals Limited and Torrent Pharma Inc. by granting a licence to the Seroquel XR product patent, effective 1 November 2016, or earlier, in certain circumstances.

In April 2013, AstraZeneca settled its patent infringement action against Lupin Ltd. by granting a licence to the Seroquel XR product patent, effective 1 November 2016, or earlier, in certain circumstances.

Patent proceedings outside the US
In March 2013, the Federal Court of Canada dismissed AstraZeneca's application to prohibit the Canadian Minister of Health from issuing a Notice of Compliance to Teva Canada Limited for its generic quetiapine fumarate product relating to Seroquel XR. Also in March 2013, AstraZeneca discontinued its application to prohibit the Canadian Minister of Health from issuing a Notice of Compliance to Sandoz Canada Inc. (Sandoz) for its generic quetiapine fumarate product relating to Seroquel XR. AstraZeneca previously filed a patent infringement action against Sandoz related to Seroquel XR.

Generic versions of Seroquel XR have been launched in Austria, Denmark, Germany, Italy, Portugal, UK, Romania and elsewhere. While AstraZeneca continues to have confidence in the patent protecting Seroquel XR and will continue to take appropriate legal action, additional generic launches and adverse court rulings are possible.

US regulatory proceedings
As previously disclosed, the US District Court for the District of Columbia denied AstraZeneca's and granted the FDA's cross motions for summary judgment on the issue of exclusivity for Seroquel IR. On 21 March 2013, the US Court of Appeals for the District of Columbia Circuit heard oral argument on AstraZeneca's appeal of the District Court's ruling.

Product liability litigation

Iressa (gefitinib)
Between 2004 and 2008, seven claims were filed against AstraZeneca in Japan in the Osaka and Tokyo District Courts alleging that Iressa caused a fatal incidence of interstitial lung disease in Japanese patients. As previously reported, in November 2011 and in May 2012, the Tokyo and Osaka High Courts reversed the District Courts' decisions and ruled that neither AstraZeneca, nor the Japanese Ministry of Health, Labour and Welfare (MHLW), had any liability for any of the claims. The plaintiffs appealed both decisions to the Japanese Supreme Court. On 12 April 2013, the Supreme Court issued decisions to reject appeals against AstraZeneca in all respects. Appeals against MHLW were also rejected by the Supreme Court.

Seroquel IR (quetiapine fumarate)
As previously disclosed, a putative class action was initiated in Ontario, Canada alleging that AstraZeneca failed to provide adequate warnings in connection with an alleged association between Seroquel IR and certain medical conditions. In February 2013, the Ontario Divisional Court dismissed the plaintiffs' appeal of a lower court decision denying class certification. In March 2013, the plaintiffs served notice of their motion to seek leave to appeal to the Court of Appeal for Ontario.

With regard to insurance coverage for the substantial legal defence costs and settlements that have been incurred in connection with the Seroquel IR product liability claims in the US related to alleged diabetes and/or other related injuries (which now exceed the total amount of insurance coverage available), disputes continue with insurers about the availability of coverage under certain insurance policies. These policies have aggregate coverage limits of $300 million. Legal proceedings were brought in the UK against two of the insurers in respect of policies with aggregate coverage limits of $200 million; in February 2013, the High Court issued a judgment on preliminary legal issues which ruled that AstraZeneca was not entitled to recover under those policies. AstraZeneca intends to appeal the decision. AstraZeneca had not recognised an insurance receivable prior to this ruling.

Commercial litigation

Nexium (esomeprazole magnesium)
As previously disclosed, AstraZeneca is a defendant in a class action lawsuit in the Massachusetts State Court based on allegations that AstraZeneca's promotion and advertising of Nexium to physicians, consumers and third party payers was unfair, unlawful and deceptive. In February 2013, the Massachusetts State Court granted the plaintiffs' unopposed motion for preliminary approval of the class settlement agreement. The final approval hearing is scheduled for 31 July 2013.

Toprol-XL (metoprolol succinate)
As previously disclosed, AstraZeneca was defending anti-trust claims in the US regarding the listing and enforcement of patents protecting Toprol-XL. In March 2013, the US District Court for the District of Delaware entered an Order and Final Judgment approving AstraZeneca's settlement agreement with the end-payers, for which a provision had been taken in 2012. There are no further pending claims.

Medco qui tam litigation (Schumann)
As previously disclosed, AstraZeneca had been named as a defendant in a lawsuit filed in Federal Court in Philadelphia under the qui tam (whistleblower) provisions of the federal and certain state False Claims Acts alleging overpayments by federal and state governments resulting from alleged false pricing information reported to the government and improper payments intended to influence the formulary status of Prilosec and Nexium to Medco and its customers. The action was initially filed in September 2003 but remained under seal until July 2009, at which time AstraZeneca was served with a copy of the amended complaint following the US government's decision not to intervene in the case. On 25 January 2013, the Court granted AstraZeneca's motion and dismissed the case with prejudice. In February 2013, the plaintiff filed a notice of appeal to the US Court of Appeals for the Third Circuit in regard to the lower court's decision to dismiss AstraZeneca from the litigation with prejudice.

Drug importation and anti-trust litigation

As previously disclosed, in August 2004, Californian retail pharmacy plaintiffs filed an action in the Superior Court of California alleging a conspiracy by AstraZeneca and other pharmaceutical manufacturer defendants to set the price of drugs sold in California at or above the Canadian sales price for those drugs and otherwise restrict the importation of pharmaceuticals into the US. In April 2013, following the denial by the California Supreme Court to hear an appeal of the lower courts' decisions in AstraZeneca's favour the plaintiffs filed a writ of certiorari to the US Supreme Court seeking an appeal.

Government Investigations

Department of Justice/Attorney General of Texas investigation - Nexium (esomeprazole magnesium)
As previously disclosed, AstraZeneca received a subpoena from the Department of Justice and a Civil Investigative Demand issued by the Attorney General of Texas in connection with an investigation of the possible submission of false or otherwise improper pricing information for certain formulations of Nexium to the Centers for Medicare and Medicaid Services. In March 2013, the federal case was dismissed with prejudice as to the relator, with the consent of the government, and without prejudice to the US government.  In addition, the state case has been dismissed with prejudice as to the relator and without prejudice to the State of Texas.

Good Manufacturing Practices Subpoena
On 28 March 2013, AstraZeneca received a subpoena duces tecum from the US Attorney's Office in Boston, Massachusetts seeking documents and records related to manufacturing, quality or good manufacturing practices at its Macclesfield facility in the UK.  AstraZeneca is coordinating its response to the subpoena and intends to cooperate with the inquiry.

Matters disclosed in respect of the second quarter of 2013 and July 2013

Patent litigation

Crestor (rosuvastatin calcium)
Patent proceedings in the US
As previously disclosed, the US Court of Appeals for the Federal Circuit affirmed the lower court's decision holding that the substance patent protecting Crestor (rosuvastatin calcium) is valid and enforceable.  The defendants did not seek further review of that decision, which is now final.  In May 2013, pursuant to agreement by the parties, the US District Court in Florida dismissed and closed the related litigation against Apotex Inc.

Nexium (esomeprazole magnesium)
Patent proceedings in the US
In July 2013, AstraZeneca received a Paragraph IV Notice Letter (Notice) from Wockhardt Limited (Wockhardt) relating to Nexium.  AstraZeneca is evaluating the Notice.

As previously disclosed, in 2011, AstraZeneca commenced a patent infringement action in the US District Court for the District of New Jersey against Hanmi USA Inc., et al. (Hanmi) in response to the filing of a  New Drug Application (NDA) under §505(b)(2) for FDA approval to market 20mg and 40mg esomeprazole strontium capsules.  In June 2013, AstraZeneca entered into an agreement with Hanmi and its US marketing partner Amneal Pharmaceuticals (Amneal) to resolve certain issues and appeal others.  The agreement eliminated the need for a trial.  Under the terms of the Court's Consent Judgment, Amneal and Hanmi have conceded the validity and enforceability of AstraZeneca's US Patent Numbers 5,714,504 and 5,877,192 that protect Nexium.  The Consent Judgment also provides that the Hanmi product does not infringe those patents under the Court's claim construction of December 2012.  However, AstraZeneca believes that the Court's claim construction is erroneous and will seek reversal on appeal.  In July 2013, AstraZeneca filed a Notice of Appeal in the United States Court of Appeals for the Federal Circuit.  While the appeal is ongoing, if Hanmi were to receive final FDA approval and pursue an at-risk launch of its esomeprazole strontium 505(b)2 NDA product, AstraZeneca retains its right to seek injunctive relief.  AstraZeneca understands that Hanmi's esomeprazole strontium 505(b)2 NDA product is not subject to automatic substitution with Nexium.

Patent proceedings outside the US
As previously disclosed, in Australia in 2011, Ranbaxy Laboratories Ltd. and Ranbaxy Australia Pty Ltd. (together, Ranbaxy) filed an application for the revocation on the basis of invalidity of two Nexium patents (Australian patent Nos. 676337 and 695966) with the Federal Court of Australia.  AstraZeneca cross-claimed for infringement of these patents and asserted infringement of a further Nexium patent (Australian Patent No. 695774).  In April 2013, the Court held that Australian patent Nos. 676337 and 695966 were valid.  Ranbaxy's esomeprazole magnesium product infringes these two patents, which have expiry dates of 27 May 2014 and 7 June 2015 respectively.  The Court also held Australian Patent No. 695774 as not infringed. The expiry date for this patent is 9 February 2016.  Ranbaxy has filed a notice of appeal relating to Australian patent Nos. 676337 and 695966.  AstraZeneca has filed a notice of appeal relating to Australian Patent No. 695774.

Pulmicort Respules (budesonide inhalation suspension)
Patent proceedings in the US
As previously disclosed, in April 2013, the US District Court for the District of New Jersey ruled that AstraZeneca's US Patent No. 6,598,603 is invalid and that the generic defendants involved in the litigation do not infringe a second patent, US Patent No. 7,524,834.  AstraZeneca subsequently filed a notice of appeal and a motion seeking an injunction pending appeal. In May 2013, the Court of Appeals granted AstraZeneca's motion seeking an injunction pending appeal.

Seroquel IR (quetiapine fumarate) and Seroquel XR (quetiapine fumarate)
US regulatory proceedings
On 26 April 2013, the US Court of Appeals for the District of Columbia Circuit affirmed the trial court's ruling from last year that Seroquel was not entitled to additional regulatory exclusivity in the US beyond March 2012.  On 22 May 2013, the Appeals Court denied AstraZeneca's motion for reconsideration.

Patent proceedings outside the US
As previously disclosed, in the UK, in March 2012, the UK High Court found the Seroquel XR formulation patent invalid.  In April 2013, the Court of Appeal in the UK denied AstraZeneca's appeal.

Generic versions of Seroquel XR have been launched in Austria, Denmark, Germany, Italy, Portugal, UK, Romania and elsewhere. While AstraZeneca continues to have confidence in the patent protecting Seroquel XR and will continue to take appropriate legal action, additional generic launches and adverse court rulings are possible.

Commercial litigation

Nexium (esomeprazole magnesium)
As previously disclosed, AstraZeneca is a defendant in numerous nearly-identical class actions alleging that AstraZeneca's settlements of patent litigation relating to Nexium violated US anti-trust law and various state laws.  In April 2013, the US District Court for the District of Massachusetts denied AstraZeneca's motions to dismiss, subject to reconsideration.

Drug importation and anti-trust litigation
As previously disclosed, in August 2004, Californian retail pharmacy plaintiffs filed an action in the Superior Court of California alleging a conspiracy by AstraZeneca and other pharmaceutical manufacturer defendants to set the price of drugs sold in California at or above the Canadian sales price for those drugs and otherwise restrict the importation of pharmaceuticals into the US. In April 2013, following the denial by the California Supreme Court to hear an appeal of the lower court's decisions in AstraZeneca's favourthe plaintiffs filed a writ of certiorari to the US Supreme Court seeking an appeal, which was denied in June 2013.

Crestor (rosuvastatin calcium)
As previously disclosed on 29 November 2012, a Motion to Certify a Claim as a Class Action and Statement of Claim were filed in Israel in the District Court in Tel Aviv, Jaffa against AstraZeneca and four other pharmaceutical companies for alleged deception and failure to disclose material facts to consumers regarding potential adverse events associated with certain drugs.  On 5 May 2013, the Court granted AstraZeneca's motion and dismissed the action for all defendants. On 11 July 2013, an amended Motion to Certify a Claim as a Class Action and Statement of Claim containing substantially similar allegations as those in the first action were filed in the same court against the same defendants.
8       FIRST HALF PRODUCT REVENUE ANALYSIS

	World		US		Europe		Established ROW		Emerging Markets
	H1 2013 $m	CER %	H1 2013 $m	CER %	H1 2013 $m	CER %	H1 2013 $m	CER %	H1 2013 $m	CER %
Cardiovascular:
Crestor	2,803	(8)	1,414	(4)	618	(3)	433	(31)	338	18
Atacand	334	(42)	51	(33)	117	(62)	44	(42)	122	-
Seloken/Toprol-XL	407	(6)	87	(40)	66	2	13	(13)	241	17
Onglyza	192	27	139	24	27	13	9	50	17	89
Plendil	130	(4)	-	(100)	10	(23)	6	(14)	114	2
Tenormin	100	(9)	7	17	25	(11)	39	(15)	29	(3)
Brilinta/Brilique	116	364	31	n/m	68	278	6	n/m	11	175
Byetta	95	n/m	78	n/m	13	n/m	4	n/m	-	-
Bydureon	59	n/m	54	n/m	5	n/m	-	-	-	-
Forxiga	4	n/m	-	-	4	n/m	-	-	-	-
Others	168	1	23	n/m	74	(15)	12	(24)	59	-
Total Cardiovascular	4,408	(5)	1,884	4	1,027	(13)	566	(29)	931	12
Gastrointestinal:
Nexium	1,963	5	1,078	(1)	182	(27)	287	42	416	23
Losec/Prilosec	246	(30)	16	(6)	66	(38)	86	(38)	78	(8)
Others	110	17	83	22	22	5	4	-	1	-
Total Gastrointestinal	2,319	-	1,177	-	270	(28)	377	8	495	17
Respiratory:
Symbicort	1,668	11	576	24	758	3	184	9	150	14
Pulmicort	446	4	118	2	94	(10)	54	-	180	15
Others	159	(11)	28	(22)	62	(10)	12	(33)	57	4
Total Respiratory	2,273	8	722	17	914	-	250	4	387	13
Oncology:
Zoladex	503	(1)	12	-	131	(6)	186	(4)	174	5
Iressa	324	13	-	-	89	17	98	12	137	13
Faslodex	330	9	154	5	109	-	29	36	38	37
Arimidex	175	(36)	(2)	n/m	48	(41)	79	(35)	50	(11)
Casodex	188	(10)	1	n/m	27	(16)	113	(13)	47	(4)
Others	68	18	13	8	13	63	28	14	14	8
Total Oncology	1,588	(3)	178	(2)	417	(6)	533	(8)	460	6
Neuroscience:
Seroquel XR	661	(12)	355	(10)	208	(20)	46	-	52	4
Seroquel IR	226	(77)	4	(99)	56	(67)	80	(16)	86	4
Local Anaesthetics	255	(3)	-	-	105	(8)	90	(2)	60	3
Vimovo	44	38	12	(20)	15	50	9	50	8	n/m
Others	221	(14)	17	42	58	(35)	48	(18)	98	-
Total Neuroscience	1,407	(39)	388	(64)	442	(31)	273	(9)	304	5
Infection & Other:
Synagis	415	(5)	311	3	104	(24)	-	-	-	-
Merrem	149	(24)	4	(60)	27	(44)	3	(79)	115	(9)
FluMist	7	75	7	75	-	-	-	-	-	-
Others	51	66	26	63	5	(75)	7	67	13	167
Total Infection & Other	622	(7)	348	5	136	(30)	10	(35)	128	(1)
Aptium Oncology	-	(100)	-	(100)	-	-	-	-	-	-
Total	12,617	(8)	4,697	(11)	3,206	(14)	2,009	(12)	2,705	10

9       SECOND QUARTER PRODUCT REVENUE ANALYSIS

	World		US		Europe		Established ROW		Emerging Markets
	Q2 2013 $m	CER %	Q2 2013 $m	CER %	Q2 2013 $m	CER %	Q2 2013 $m	CER %	Q2 2013 $m	CER %
Cardiovascular:
Crestor	1,480	(4)	762	(3)	302	(3)	234	(20)	182	19
Atacand	166	(37)	24	(33)	56	(56)	21	(43)	65	1
Seloken/Toprol-XL	183	(12)	31	(57)	34	9	7	-	111	13
Onglyza	102	28	75	29	14	8	4	-	9	80
Plendil	64	5	-	(100)	5	(17)	4	-	55	13
Tenormin	54	(5)	5	67	12	(20)	20	(14)	17	13
Brilinta/Brilique	65	282	16	n/m	38	217	4	n/m	7	250
Byetta	53	n/m	36	n/m	13	n/m	4	n/m	-	-
Bydureon	32	n/m	27	n/m	5	n/m	-	-	-	-
Forxiga	3	n/m	-	-	3	n/m	-	-	-	-
Others	86	6	12	n/m	32	(26)	7	(11)	35	25
Total Cardiovascular	2,288	(1)	988	3	514	(8)	305	(19)	481	16
Gastrointestinal:
Nexium	1,023	11	555	-	89	(24)	157	80	222	28
Losec/Prilosec	121	(36)	9	-	32	(48)	45	(40)	35	(13)
Others	57	33	42	40	11	22	3	-	1	-
Total Gastrointestinal	1,201	4	606	2	132	(30)	205	23	258	21
Respiratory:
Symbicort	842	8	289	16	374	2	101	2	78	19
Pulmicort	213	4	56	(7)	41	(15)	28	-	88	29
Others	78	(10)	14	(18)	31	(11)	6	(45)	27	12
Total Respiratory	1,133	6	359	10	446	(1)	135	(2)	193	23
Oncology:
Zoladex	263	5	6	-	65	(3)	96	(3)	96	22
Iressa	156	7	-	-	44	19	51	9	61	(2)
Faslodex	173	13	81	8	55	2	15	20	22	71
Arimidex	83	(39)	(5)	n/m	23	(43)	40	(36)	25	(14)
Casodex	96	(7)	1	n/m	13	(13)	58	(10)	24	(4)
Others	34	6	6	-	7	75	14	6	7	(22)
Total Oncology	805	(2)	89	(2)	207	(5)	274	(8)	235	9
Neuroscience:
Seroquel XR	339	(8)	185	(6)	107	(12)	23	-	24	(14)
Seroquel IR	99	(62)	(3)	n/m	27	(49)	39	(15)	36	(16)
Local Anaesthetics	130	(2)	-	-	52	(5)	47	(2)	31	3
Vimovo	24	50	6	-	8	33	5	67	5	n/m
Others	108	(19)	9	29	28	(32)	23	(23)	48	(13)
Total Neuroscience	700	(24)	197	(41)	222	(20)	137	(9)	144	(8)
Infection & Other:
Synagis	11	(80)	(2)	n/m	13	(76)	-	-	-	-
Merrem	81	(18)	6	n/m	12	(50)	1	(83)	62	(9)
FluMist	2	-	2	-	-	-	-	-	-	-
Others	11	(19)	7	(46)	-	(100)	2	400	2	300
Total Infection & Other	105	(37)	13	(19)	25	(72)	3	(14)	64	(4)
Aptium Oncology	-	(100)	-	(100)	-	-	-	-	-	-
Total	6,232	(4)	2,252	(4)	1,546	(13)	1,059	(6)	1,375	12

Shareholder Information

ANNOUNCEMENTS AND MEETINGS
_______________________________________________________________________________________________________________________________________________________________________________________________________________________________

Announcement of third quarter and nine months 2013 results                   31 October 2013
Announcement of fourth quarter and full year 2013 results                        6 February 2014

DIVIDENDS
_______________________________________________________________________________________________________________________________________________________________________________________________________________________________

The record date for the first interim dividend payable on 16 September 2013 is 16 August 2013. Shares will trade ex-dividend from 14 August 2013.

Future dividends will normally be paid as follows:

First interim	Announced with second quarter and half year results and paid in September
Second interim	Announced with fourth quarter and full year results and paid in March

TRADEMARKS
_______________________________________________________________________________________________________________________________________________________________________________________________________________________________

Trademarks of the AstraZeneca group of companies and of companies other than AstraZeneca appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca that appear in this document include: Onglyza and Forxiga, trademarks of Bristol-Myers Squibb Company; Byetta, Bydureon and Symlin, trademarks of Amylin Pharmaceuticals, LLC and AstraZeneca Pharmaceuticals LP; and Epanova, a trademark of Chrysalis Pharma AG.

ADDRESSES FOR CORRESPONDENCE
_______________________________________________________________________________________________________________________________________________________________________________________________________________________________
Registrar and Transfer Office Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA UK	US Depositary JP Morgan Chase & Co PO Box 64504 St Paul MN 55164-0504 US	Registered Office 2 Kingdom Street London W2 6BD UK	Swedish Central Securities Depository Euroclear Sweden AB PO Box 191 SE-101 23 Stockholm Sweden
Tel (freephone in UK): 0800 389 1580 Tel (outside UK): +44 (0)121 415 7033	Tel (toll free in US): 888 697 8018 Tel (outside US): +1 (651) 453 2128	Tel: +44 (0)20 7604 8000	Tel: +46 (0)8 402 9000

CONTACT INFORMATION
_______________________________________________________________________________________________________________________________________________________________________________________________________________________________

Media Enquiries:                                 Esra Erkal-Paler (London)                                +44 20 7604 8030
                                                               Vanessa Rhodes  (London)                             +44 20 7604 8037
                                                               Michele Meixell (Wilmington)                            +1 302 885 6351
                                                               Jacob Lund (Södertälje)                                    +46 8 553 260 20

Analyst/Investor Enquiries:             Ed Seage (US)                                                      +1 302 886 4065
                                                              Colleen Proctor (US)                                           +1 302 886 1842
                                                              Karl Hård (London)                                             +44 20 7604 8123
                                                              Anthony Brown (London)                                 +44 20 7604 8067

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
_______________________________________________________________________________________________________________________________________________________________________________________________________________________________

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: The interim financial statements contain certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of the interim financial statements and AstraZeneca undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trademarks, or the risk of failure to obtain patent protection; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the risk that strategic alliances and acquisitions will be unsuccessful; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any delays in the manufacturing, distribution and sale of any of our products; the impact of any failure by third parties to supply materials or services; the risk of failure to manage a crisis; the risk of delay to new product launches; the difficulties of obtaining and maintaining regulatory approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; the risk of environmental liabilities; the risks associated with conducting business in emerging markets; the risk of reputational damage; the risk of product counterfeiting; the risk of failure to successfully implement planned cost reduction measures through productivity initiatives and restructuring programmes; the risk that regulatory approval processes for biosimilars could have an adverse effect on future commercial prospects; the impact of failing to attract and retain key personnel and to successfully engage with our employees; and the impact of increasing implementation and enforcement of more stringent anti-bribery and anti-corruption legislation.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 01 August 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary